================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                           ---------------------------

                      KRUPP REALTY LIMITED PARTNERSHIP - V
                            (Name of Subject Company)

                      KRUPP REALTY LIMITED PARTNERSHIP - V
                        (Name of Person Filing Statement)

                            Limited Partnership Units
                         (Title of Class of Securities)

                                   501128 30 0
                      (CUSIP Number of Class of Securities)

                           ---------------------------

                                Douglas S. Krupp
                              The Krupp Corporation
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 523-7722

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) filing Statement)

                                    Copy to:

      Scott D. Spelfogel, Esq.                    James M. Dubin, Esq.
        The Berkshire Group             Paul, Weiss, Rifkind, Wharton & Garrison
         One Beacon Street                    1285 Avenue of the Americas
     Boston, Massachusetts 02108             New York, New York  10019-6064
          (617) 574-8385                            (212) 373-3000

================================================================================

         This statement constitutes Amendment No. 1 to the initial Tender Offer Statement on Schedule 14D-9, dated December 2, 1999 (the "Initial Schedule 14D-9"), of Krupp Realty Limited Partnership - V (the "Partnership") relating to the offer of ERP Operating Limited Partnership, an Illinois limited partnership ("ERP"), to purchase units of investor limited partnership interest (the "Units") of the Partnership. The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-9.

Items 1. - 9.

         Except as follows, incorporated by reference from the Partnership's Initial Schedule 14D-9 and Cover letter to Unitholders, each dated December 2, 1999.

Item 2.  Tender Offer of the Bidder

         This statement relates to a second unsolicited offer by ERP disclosed in Amendment No. 1, dated December 15, 1999 ("Amendment No. 1"), to its Tender Offer Statement on Schedule 14D-1, dated November 23, 1999 (the "Initial
Schedule 14D-1"), to purchase up to 35,190 Units at a price of $875 per Unit, in cash, less the amount of any distributions declared or made with respect to the Units between November 23, 1999 and January 21, 2000, or such other date to which its offer may be extended, upon the terms and subject to the conditions set forth in the ERP's Offer to Purchase, dated November 23, 1999, the amendment to the Offer to Purchase, dated December 15, 1999, and the related Letter of Transmittal (which collectively constitute the "Second ERP Offer" and are contained within the Initial Schedule 14D-1 and Amendment No. 1 thereto). The Partnership has 35,200 Units issued and outstanding held by approximately 2,100 holders of Units (the "Unitholders") as of December 31, 1998. An affiliate of ERP already owns an interest in ten Units. If ERP were to purchase the 35,190 Units being offered for, it and its affiliates would own 100% of the outstanding Units.

Item 3.  Identity and Background

         (a) - (b) The following language should be read together with "Item 3. Identity and Background" of the Initial Schedule 14D-9.

Second Merger Proposal

         On December 21, 1999, the Partnership received a revised acquisition proposal from KR5 Acquisition, L.L.C., a newly formed Delaware limited liability company affiliated with the general partners of the Partnership ("KR5 Acquisition"), to acquire outstanding Units for $1,000 per Unit in cash (the "Second Merger Proposal"). The proposed transaction would be structured as a merger of the Partnership into KR5 Acquisition, in which all outstanding partnership interests other than those held by affiliates of the general partners and certain current limited partners who will be reinvesting their Units in KR5 Acquisition (the "Investors"), would receive the $1,000 per Unit merger price, which amount will not be reduced by distributions declared or made by the Partnership to holders of Units, including the $20 per Unit distribution expected to be made by the Partnership to Unitholders in February 2000. The Second Merger Proposal is subject to certain conditions, including the approval of the merger and necessary amendments to the partnership agreement by the holders of a majority of the Units. The Second Merger Proposal is not subject to a financing condition. The Investors, who own approximately 11% of the outstanding Units, have agreed to vote in favor of the Second Merger Proposal. The general partners of the Partnership intend to cause the Partnership to distribute proxy materials to Unitholders to seek approval of the Second Merger Proposal and related amendments to the Partnership's partnership agreement, and presently anticipate that if all conditions to the Second Merger Proposal are satisfied, consummation of the merger would occur in the first quarter of 2000. However, there is no assurance that the Second Merger Proposal will be consummated or that it will not be delayed.

Item 4.  The Solicitation or Recommendation

         Following receipt of the Second ERP Offer, The Krupp Corporation, a Massachusetts corporation and the corporate general partner of the Partnership (the "Corporate General Partner"), reviewed and considered the Second ERP Offer. The Corporate General Partner has determined that the Second ERP Offer is not in the best interests of the Unitholders, and recommends that the holders of the Units reject the Second ERP Offer and not tender their Units pursuant thereto.

         In reaching its conclusion described in the paragraph above, the Corporate General Partner considered a number of factors, including the following:

                  (i) The Second Merger Proposal provides Unitholders with an additional $165, or 19.3%, per Unit in cash over the Second ERP Offer, after taking into account the $20 per Unit distribution expected to be made by the Partnership in February 2000. 1/ Although the Second Merger Proposal is subject to certain conditions, including the approval of the proposed merger and necessary amendments to the Partnership's partnership agreement by the holders of a majority of the Units, and is not expected to occur until the first quarter of next year, the Corporate General Partner believes that the price differential between the two proposals is large enough to compel its recommendation of the Second Merger Proposal.

                  (ii) In August 1999, an independent real estate valuation firm prepared an appraisal of the properties owned by the Partnership, which indicated a value per Unit of approximately $864, after taking into account the Partnership's liabilities and other

--------
1/ ERP will be able to deduct the anticipated $20 per Unit Partnership distribution to be made in February 2000 from its offer amount, so that Unitholders would receive only $855 per Unit from ERP, and because the record date for the distribution is February 1, 2000, ERP will retain the $20 per Unit distribution, assuming the expiration of the Second ERP Offer on January 21, 2000. Although it is not entirely clear to the Corporate General Partner, because of the $40 Partnership distribution declared by the Partnership in December 1999, $20 of which would be paid in February 2000 and $20 of which would be paid in August 2000, the net offer price to Unit holders under the Second ERP Offer could be as low as $835.

assets as of September 30, 1999 and mortgage debt-related expenses. The Second Merger Proposal represents an additional 18% per Unit in cash over the appraised value of the Partnership's properties, after taking into account the anticipated February Partnership distribution.

                  (iii) The per Unit price reflected in the Second Merger Proposal will not be reduced by distributions declared or made by the Partnership to such holders. In addition, unlike the case of the Second ERP Offer, the Second KR5 Proposal enables Unitholders to receive a $20 per Unit distribution in February 2000 in addition to the $1,000 per Unit to be paid in the merger, if consummated.

Item 7.  Certain Negotiations and Transactions by the Subject Company

         The following language should be read together with "Item 7. Certain Negotiations and Transactions by the Subject Company" in the Initial Schedule 14D-9.

         (a) - (b) The words "the Purchaser," "Merger Proposal" and "ERP Offer" should be read as "ERP," "Merger Proposals" and "ERP Offers," respectively.

Item 8.  Additional Information to be Furnished

         This document does not constitute a solicitation of proxies or consents from holders of Units. Any such solicitation that may be made by the Partnership will be made only pursuant to separate materials complying with the requirements of Section 14(a) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder.

Item 9.  Material to be Filed as Exhibits

         1. Cover letter to Unit holders from the Partnership dated December 2, 1999.*

         2. The Amended Agreement, dated as of July 27, 1983, by and among The Krupp Company Limited Partnership II and The Krupp Corporation, as general partners, The Krupp Company Limited Partnership II, as the Original Limited Partner, and those persons who have been admitted to the Partnership as Investor Limited Partners pursuant to the terms of the such Agreement.*

         3. Park Place Property Management Agreement, dated as of January 1, 1994, between the Partnership and Berkshire Realty Enterprises Limited Partnership.*

         4. Amendment to Park Place Property Management Agreement between the Partnership and Berkshire Realty Enterprises Limited Partnership, dated as of January 1, 1996.*

         5. Century II Apartments Property Management Agreement, dated as of January 1, 1996, between the Partnership and Berkshire Realty Enterprises Limited Partnership.*

         6. Cover letter to Unit holders from the Partnership dated December 21, 1999.

------------------
* Previously filed.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 1999

                                  KRUPP REALTY LIMITED PARTNERSHIP - V

                                  By: The Krupp Corporation, a
                                      general partner

                                  By: /s/ Douglas S. Krupp
                                      --------------------
                                      Name:  Douglas S. Krupp
                                      Title: President and Co-Chairman
                                             of the Board

                                  EXHIBIT INDEX


Exhibit                            Description                              Page
-------                            -----------                              ----
1.                     Cover letter to Unit holders from the
                       Partnership dated December 2, 1999.*

2.                     The Amended Agreement, dated as of
                       July 27, 1983, by and among The Krupp
                       Company Limited Partnership II and The
                       Krupp Corporation, as general partners, The
                       Krupp Company Limited Partnership II, as the Original Limited Partner, and those persons who have been admitted to the Partnership as Investor Limited Partners pursuant to the terms of the such Agreement Form of Property Management Agreement between the Partnership and Berkshire Property Management Company.*

3.                     Park Place Property Management
                       Agreement, dated as of January 1, 1994,
                       between the Partnership and Berkshire
                       Realty Enterprises Limited Partnership.*

4.                     Amendment to Park Place Property
                       Management Agreement between the
                       Partnership and Berkshire Realty Enterprises
                       Limited Partnership, dated as of January 1,
                       1996.*

5. Century II Apartments Property Management Agreement, dated as of January 1, 1996, between the Partnership and Berkshire Realty Enterprises Limited Partnership.*

6.                     Cover letter to Unit holders from the
                       Partnership dated December 21, 1999.
-----------------
* Previously filed.